February 17, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Paul Cline

Re:

PVF Capital Corp.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed September 19, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 14, 2011

Form 8-K filed January 26, 2012

File No. 000-24948

Dear Mr. Cline:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 3, 2012, related to the following publicly filed reports of PVF Capital Corp. (the “Company”): (i) Annual Report on Form 10-K for the fiscal year ended June 30, 2011; (ii) Quarterly Report on Form10-Q for the fiscal quarter ended September 30, 2011 and (iii) Current Report on Form 8-K filed on January 26, 2012. The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by the Company’s response.

During the course of your review, please note that based on the timing of the Staff’s comments in relation to the February 14, 2012 filing deadline for the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 (the “December 2011 Form 10-Q”), the Company included the proposed new or revised disclosures set forth in this letter, as applicable, in its December 2011 Form 10-Q which was filed with the Commission on February 14, 2012. While the Company is aware that the Staff may have additional comments regarding the new or revised disclosures set forth in this letter, the Company determined to include such disclosures in its filing with the Commission in order to adhere to the Commission’s request to revise the Company’s future filings.

Form 10-K filed for Fiscal Year Ended June 30, 2011

Loan Underwriting Policies, page 5

1.	Noting your reference to sub-prime loans on page 10, please revise future filings to disclose whether you have underwritten any hybrid loans, low-doc/no-doc loans, payment option ARMS or sub-prime loans, including how you define that term. To the extent you have any such loans in your portfolio, please quantify them by type.

February 17, 2012

Response:

In applicable future annual and quarterly reports on Form 10-K and Form 10-Q, we propose to provide enhanced disclosure regarding the Company’s loan underwriting policies relative to sub-prime loans and how the Company defines that term. The following proposed expanded disclosure was included in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 42 in the December 2011 Form 10-Q:

The Bank does not originate sub-prime loans and only originates Alt A loans for sale, without recourse, in the secondary market. The Company considers subprime borrowers to typically have weakened credit histories that include payment delinquencies and possibly more severe problems such as charge-offs, judgments, and bankruptcies. Subprime borrowers may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria generally found in borrowers with incomplete credit histories. Subprime loans are loans to borrowers displaying one or more of these characteristics at the time of origination or purchase. The Company also does not originate any hybrid loans, low-doc/no-doc loans or payment option ARMS. All one-to-four family loans are underwritten according to agency underwriting standards. Exceptions, if any, are submitted to the Bank’s board loan committee for approval. Any exposure the Bank may have to these types of loans is immaterial.

Business – Nonperforming Loans and Other Problem Assets, page 10

2.	When evaluating non-residential real estate and residential construction impaired loans and the underlying collateral, we note the disclosure that management takes into consideration the potential impact of erosion in real estate values due to poor local economic conditions and a potentially long foreclosure process. This evaluation involves discounting the original appraised values of the real estate and estimated disposition costs along with unpaid real estate taxes to arrive at an estimate of the net realizable value of the collateral. Please revise future filings to disclose how often you obtain updated appraisals for your collateral dependent impaired loans and whether this policy varies by loan type. Please describe in detail the adjustments you make to the appraised values. Additionally, disclose how the use of outdated appraisal values impacts your determination of the allowance for loan losses.

Response:

In future applicable annual reports on Form 10-K, we propose to provide the following additional disclosure regarding the Company’s nonperforming loans and other problem assets in “Item I. Business” relative to the frequency and adjustments to appraised values:

This evaluation involves discounting the original appraised values of the real estate and estimated disposition costs along with unpaid real estate taxes to arrive at an estimate of the net realizable value of the collateral. A new appraisal or evaluation is obtained within 90 days from the time a loan becomes criticized. Additionally, a new appraisal is obtained annually as long as the loan remains criticized, regardless of loan type. For criticized loans where the appraisal or evaluation is more than twelve months old, an additional adjustment is made to the existing appraised value until such time as an updated appraisal has been obtained. Based on actual experience for updating valuations, this additional adjustment approximates 10%. The estimated disposition costs are deemed to be 9%, based on actual experience. In determining the adequacy of the allowance for loan losses, a factor is applied to the amount of impaired loans to estimate possible declining values of the underlying collateral as well as possible valuation adjustments above the specific factor applied against collateral whose valuation is greater than twelve months old.

February 17, 2012

3.	Considering the significant range of time it may take to resolve a foreclosure (12 to 60 months), please revise future filings to provide an aging disclosure of these loans, particularly for those loans that have been on non-accrual status for 365 days or more. Disclose how the aging of these loans impacts your determination of the allowance for loan losses.

Response:

In applicable future annual reports on Form 10-K, we propose to enhance the aging disclosure table provided in “Item 1. Business” to expand the more than 365 days aging category to include 1-3 years and 3-5 years as shown in the example below. In addition, we propose to include the following disclosure in the Company’s “Item 1. Business” discussion regarding nonperforming loans and other problem assets and the impact on the allowance for loan losses.

All nonperforming loans are specifically evaluated and updated valuations are obtained at least annually to determine the amount of impairment if any. An additional subjective factor is applied in determining the adequacy of the allowance for loan losses. It aims to estimate potential declining values in the nonperforming loan pools that have been valued within twelve months, but may experience property damage, poor location or other variables inherent in the market.

	At June 30,
	2011					2010
	(In thousands)
	90 days or less	91 to 365 days	1-3 years	3-5 years	Total	90 days or less	91 to 365 days	1-3 years	3-5 years	Total
One-to-four residential	$1,888	$2,569	$5,741		$10,198	$2,658	$8,880		$3,106	$14,644
Home equity line of credit	402	634	2,510		3,546	1,117	1,766		1,487	4,370
Multi-family residential	—	1,839	369		2,208	—	369		—	369
Commercial real estate	2,723	4,308	5,080		12,111	5,734	7,611		5,251	18,596
Land	2,481	4,080	7,725		14,286	1,696	2,491		11,965	16,152
Residential construction	122	547	1,982		2,651	402	521		4,545	5,468
Multi-family construction	—	—	—		—	—	—		3,324	3,324
Commercial construction Total	—	2,993	829		3,822	3,193	1,180		1,250	5,623
Non-mortgage Total	1,324	201	—		1,525	498	46		—	544

Total	$8,940	$17,171	$24,236	$—	$50,347	$15,298	$22,864	$—	$30,928	$69,090

4.	Please revise future filings to include a roll forward of Other Real Estate Owned (OREO), including changes attributable to transfers in, sales, write-offs, impairments, etc.

Response:

In future annual reports on Form 10-K, we propose to provide the following additional table regarding activity in other real estate owned (“OREO”) in the Company’s “Item 1. Business” discussion regarding nonperforming loans and other problem assets:

February 17, 2012

The following table presents the activity in other real estate owned for the three and six month periods ended December 31, 2011:

Other Real Estate Owned:	Three Months Ended December 31, 2011	Six Months Ended December 31, 2011
Beginning balance	$	$
Additions
Dispositions
Impairment write-downs
Ending balance	$	$

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-interest Income, page 58

5.	We note the Exchange Agreements I and II entered into in September and October of 2009 respectively which resulted in gains recognized. So that we may have a better understanding of these transactions, please provide us with sufficient detailed information which describes each of the transactions and supports the accounting treatment followed in the recording of the gains recognized.

Response:

The following is a detailed discussion of the exchange agreements conducted by the Company relative to its then outstanding trust preferred securities during fiscal 2010:

PVF Capital Trust I and Trust II

In June 2004, the Company formed PVF Capital Trust I (“Trust I”), a special purpose entity formed for the sole purpose of issuing $10.0 million of variable rate trust preferred securities. The Company issued variable-rate Subordinated Deferrable Interest Debentures due June 29, 2034 (the “Trust I Debentures”) to Trust I in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred securities offered by Trust I had a variable interest rate that adjusted to the three month LIBOR rate plus 260 basis points. The Trust I Debentures were the sole asset of the Trust I.

In July 2006, the Company formed PVF Capital Trust II (“Trust II”), a special purpose entity formed for the sole purpose of issuing $10.0 million of variable rate trust preferred securities. The Company issued variable-rate Subordinated Deferrable Interest Debentures due July 26, 2036 (the “Trust II Debentures”) to Trust II in exchange for the proceeds of the offering of the trust preferred securities. The trust preferred securities issued by Trust II carried a fixed rate of 7.462% until September 15, 2011 and thereafter a variable interest rate that adjusts to the three month LIBOR rate plus 175 basis points. The Trust II Debentures were the sole asset of the Trust II.

February 17, 2012

Exchange Agreement I

On September 1, 2009, the Company entered into an exchange agreement (“Exchange Agreement I”) with the holder and collateral manager of the $10.0 million principal amount trust preferred securities issued by Trust I in 2004. Under Exchange Agreement I, on September 3, 2009, the securities holder exchanged its $10.0 million of trust preferred securities for the following consideration paid by the Company: (i) a cash payment of $500,000; (ii) a number of the Company’s common shares equal to $500,000 divided by the average daily closing price of the Company’s common shares for the 20 business days prior to September 1, 2009, equating to 205,297 shares; (iii) a warrant to purchase 769,608 of the Company’s common shares (the “Trust I A Warrant”); and (iv) a warrant to purchase 27,739 of the Company’s common shares (the “Trust I B Warrant “) as a result of the issuance of common shares in connection with the second trust preferred exchange as described below. The exercise price of the warrants was also subject to change based on the price which common shares were issued in the a share offering. The share offering, including the issuance of common shares to a the standby investor, was completed on March 26, 2010 at a price of $1.75, at which time the warrant pricing was fixed at that price. While the pricing of the warrants was not fixed until the completion of the offering, it was determined that the impact of not recording the warrants as a liability until such time the terms were fixed and the resultant change in the fair value of the warrants through that date was not material. The fair value of the warrants was estimated to decline by approximately $300,000 during that period and accordingly no adjustment was recorded. The warrants were exercisable for two years following the closing and expired on September 3, 2011.

As a result of repurchase of the trust preferred securities issued by Trust I, the Company recorded a gain of $8,561,530 which was included in non-interest income for the fiscal year ended June 30, 2010. The estimated fair values of the Trust I A and B Warrants were estimated to be $800,519 and $29,126, respectively, and were recorded in paid in capital. The gain was calculated as the difference between the fair value of the debt’s reacquisition price of cash, stock and warrants and its net carrying amount, including accrued but unpaid interest in accordance with ASC 470-50-40. The fair value of the common shares issued was based on the average daily closing price of the Company’s common shares for the 20 business days prior to the transaction. Both the A and B Warrants were valued utilizing a Black-Scholes pricing model. The Trust I A and B Warrants were evaluated within the scope of ASC 480 to determine whether they should be recorded as a liability or as equity. The Trust I A and B Warrants were also evaluated to determine whether they met the definition of a derivative under ASC 815, including the exception noted in ASC 815-10-15-74a, as further interpreted by ASC 815-40-15 and ASC 815-40-25. The Company concluded that the Trust I A and B Warrants were not derivatives, as the terms were fixed and no contingencies existed. The entries to record the previously described transaction are summarized below:

PVF Capital Trust I principal obligation	$10,000,000
Accrued interest payable	$391,175
Cash		$500,000
Common Stock $.01 par value (205,297 shares @ $2.4355)		$2,053
Paid in Capital – stock issuance		$497,947
Paid in Capital – Warrants		$829,645
Gain on debt cancellation		$8,561,530

February 17, 2012

Exchange Agreement II

On October 9, 2009, the Company entered into an exchange agreement (“Exchange Agreement II”) with investors, including principally directors and officers of the Company and its principal subsidiary Park View Federal Savings Bank and certain individuals not affiliated with the Company (collectively, the “Investors”), who held trust preferred securities with an aggregate liquidation amount of $10.0 million issued by Trust II in 2006. On March 16, 2010, under Exchange Agreement II, the Investors exchanged the $10.0 million of trust preferred securities for aggregate consideration consisting of: (i) $400,000 in cash, (ii) common shares valued at $600,000 based on the average daily closing price of the common shares over the 20 trading days prior to October 9, 2009, equating to 280,241 shares; (iii) warrants to purchase 797,347 of the Company’s common shares (the “Trust II A Warrants”; and (iv) warrants to purchase 448,832 of the Company’s common shares (the “Trust II B Warrants”) which were issued as a result of the Company’s completing a rights offering and an offering to a standby investor which was completed on March 26, 2010. The exercise price for the Trust II A and B Warrants are $1.75, which equals the price paid by participants in the Company’s shareholder rights offering. The Trust II A and B Warrants are exercisable for five years following the closing and expire on March 16, 2015.

As a result of the repurchase of the trust preferred securities issued by Trust II, the Company recorded a gain of $9,065,908, which was included in non-interest income for the fiscal year ended June 30, 2010. The estimated fair values of the Trust II A and B Warrants were estimated to be $669,771 and $377,019, respectively, and were recorded as paid in capital. The gain was calculated as the difference between the fair value of the debt’s reacquisition price of cash, stock and warrants and its net carrying amount, including accrued but unpaid interest in accordance with ASC 470-50-40. The fair value of the common shares issued was based on the average daily closing price of the Company’s common shares for the 20 business days prior to the transaction. Both the Trust II A and B Warrants were valued utilizing a Black-Scholes pricing model. It was determined that the completed offering on March 26, 2010, fixed both the number and price of the warrants. The Trust II A and B Warrants were evaluated within the scope of ASC 480 and the Company determined they should not be classified as liabilities, but as equity, since the terms were fixed and the benefits or risks to the holder were tied to the value of the underlying equity shares. The Trust II A and B Warrants were also evaluated to determine whether they met the definition of a derivative under ASC 815, including the exception noted in ASC 815-10-15-74a, as further interpreted by ASC 815-40-15 and ASC 815-40-25. The Company concluded that the Trust II A and B Warrants were not derivatives, as their terms were fixed and no contingencies existed. The entries to record the previously described transaction are summarized below:

PVF Capital Trust I principal obligation	$10,000,000
Accrued interest payable	$1,112,697
Cash		$400,000
Common Stock $.01 par value (280,241 shares @ $2.14)		$2,802
Paid in Capital		$597,198
Paid in Capital—Warrants		$1,046,789
Gain on debt cancellation		$9,065,908

Common Share Issuance

On March 26, 2010, the Company completed a rights offering and an offering to a standby investor. Shareholders exercised subscription rights to purchase all 14,706,247 common shares offered at a subscription price of $1.75 per share. Additionally, the standby investor purchased 2,436,610 shares at a subscription price of $1.75 per share. In total, the Company raised proceeds of $27,964,015, net of issuance costs.

Notes to Consolidated Financial Statements

Note 17 – Fair Value, page 100

6.

We note the Company makes nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO in determining fair value. Please revise future filings to disclose the specific nature of the adjustments made on certain properties. Additionally, provide

February 17, 2012

us with examples that support the adjustments and methodologies utilized in determining the fair value. Disclose whether the Company consistently applies the same methodology to these types of properties or whether there are different approaches utilized, including the basis for any differences. Further, disclose whether there have been any upward adjustments made in determining the fair value of any of the properties valued under this approach and provide us with examples of cases when this has occurred.

Response:

The adjustments made to certain commercial and residential real estate properties classified as OREO were primarily based on obtaining updated appraisal valuations as required by policy and regulations or actual sales values in cases where it involved lot sales. In applicable future annual reports on Form 10-K, we propose adding the following disclosure in the Company’s discussion of fair value in the notes to the consolidated financial statements:

Real estate owned, which is maintained at fair value less costs to sell, had a net carrying amount of $9,994,583 and $7,972,753 at December 31, and June 30, 2011, respectively. The carrying amount of real estate owned is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying amount exceeds the fair value, less estimated selling costs. For the six months ended December 31, 2011, the Bank recognized a net loss of $243,957 on the disposal of other real estate owned and recorded a provision for real estate owned losses of $874,823 These direct write-downs recognized for the period are the result of obtaining updated appraisal valuations and reflect declining property values while holding the asset. The Company values all other real estate owned by obtaining updated appraisal valuations every twelve months. There have been no upward adjustments made in determining fair value.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 3 – Loans Receivable: Troubled Debt Restructurings, page 17

7.	Please revise future filings to disclose the specific types of loan modifications made by class of financing receivable as required by ASC 310-10-50-33a.

Response:

In applicable future annual and quarterly reports on Forms 10-K and 10-Q, we propose expanding the table included in the Company’s discussion of loans receivable to identify the types of modifications which occurred during the periods presented by class of loan. During the periods disclosed in the December 2011 Form 10-Q, all modifications identified and disclosed as troubled debt restructuring involved a reduction of the stated interest rate and a statement was included stating such. The following proposed disclosure was included in “Note 3-Loans Receivable” on page 20 of the December 2011 Form 10-Q:

The following table presents loans by class modified as troubled debt restructurings that occurred during the three- and six-month periods ended December 31, 2011. All modifications during these periods involved a reduction of the stated interest rate of the loan and were for periods ranging from 12 months to 24 months. No maturity dates were extended in these modifications.

February 17, 2012

	Three Months ended December 31, 2011
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings
1-4 Family Non-Owner Occupied	1	$106,976	$106,976
Commercial Real Estate	2	$2,393,393	$1,500,000
Acquisition and Development	1	816,672	816,672

Total	4	$3,317,041	$2,423,648

	Six months ended December 31, 2011
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings
1-4 Family Non-Owner Occupied	1	$106,976	$106,976
Commercial Real Estate	3	2,437,542	1,544,149
Commercial Second Mortgage	1	295,362	295,362
Acquisition and Development	1	816,672	816,672

Total	6	$3,656,552	$2,763,159

8.	Please revise future filings to disclose the Company’s accounting policy regarding the classification of troubled debt restructurings as nonaccrual and nonperforming and the circumstances under which a particular restructured loan would be considered to be performing. Disclose how you determine the allowance for loan losses for loans that are returned to accrual status.

February 17, 2012

Response:

In applicable future annual and quarterly reports on Form 10-K and 10-Q, we propose to expand the Company’s disclosure regarding its accounting policies regarding the classification and treatment of troubled debt restructurings and how it is factored into the allowance for loan losses. The following proposed disclosure was included “Note 1-Summary of Significant Accounting Policies and Related Matters” on page 6 of the December 2011 Form 10-Q:

Certain loans to borrowers experiencing financial difficulty can be modified as troubled debt restructurings and are classified as impaired. The modification of the terms of such loans include one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed on the following: on whether the borrower is or will be in payment default on any of his or her debt in the foreseeable future without the modification; or whether there is a going-concern issue; or whether the borrower is unable to secure financing elsewhere. Modification evaluations are performed pursuant to the Company’s internal underwriting policy.

Generally, accruing loans which have one or more of their terms modified in response to financial difficulties of the borrowers, but remain payment current, are considered troubled debt restructurings on accrual status and performing. Loans that are classified as nonperforming, which have one or more of their terms modified in response to financial difficulties of the borrowers, need to remain payment current for a minimum of 180 days under the terms of the restructuring. Only after satisfactory payment history has been re-established can the loans be moved to accrual status.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the respective loan’s effective rate at inception. The Company records impairments associated with troubled debt restructurings as specific allocations to the Allowance. If a troubled debt restructure is paid off, the associated specific allocation is released back into the general Allowance. For troubled debt restructurings considered to be collateral dependent, the loans are reported net, at the fair value of collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment and, accordingly, they are not separately identified for impairment disclosure purposes.

9.	Please revise future filings to provide information in a tabular format that addresses the aggregate amount of troubled debt restructurings by class for each of the periods presented.

Response:

In applicable future annual and quarterly reports on Forms 10-K and 10-Q, we propose to include in the Company’s discussion of loans receivable a table providing the aggregate amount of troubled debt restructurings by class for each period presented. The following proposed table was included in “Note 3-Loans Receivable” on page 19 in the December 2011 Form 10-Q:

February 17, 2012

The following table presents the aggregate balance of loans by loan class whose terms have been modified in troubled debt restructurings as of December 31, 2011 and June 30, 2011:

	Number of Loans	Outstanding Recorded Investment 12/31/2011	Number of Loans	Outstanding Recorded Investment 6/30/2011
Troubled Debt Restructurings
One-to-Four Family Loans:
1-4 Family Owner Occupied	20	$3,776,364	19	$3,706,744
1-4 Family Non-Owner Occupied	15	1,243,610	15	1,355,137
1-4 Family Second Mortgage	5	915,149	5	922,159
Home Equity Lines of Credit	1	63,782	3	263,241
Home Equity Investment Lines of Credit	0	—	0	—
One-to-Four Family Construction Loans:
1-4 Family Construction
1-4 Family Construction Models/Speculative
Multi-Family Loans:
Multi-Family	1	303,312	1	308,448
Multi-Family Second Mortgage
Multi-Family Construction
Commercial Real Estate Loans:
Commercial	9	7,079,291	9	7,888,487
Commercial Second Mortgage	0	—	0	—
Commercial Lines of Credit	0	—	0
Commercial Construction	0	—	0
Commercial and Industrial Loans	4	184,367	2	156,169
Land Loans:
Lot Loans
Acquisition and Development Loans	2	2,100,156	1	1,283,484
Consumer Loans

Total	57	$15,666,031	55	$15,883,869

10.	Please revise future filings to provide a roll forward of troubled debt restructurings for the periods presented, including identification and quantification of each component that contributed to the change.

Response:

In applicable future annual and quarterly reports on Form 10-K and 10-Q, we propose to include in the Company’s discussion of loans receivable a table providing a roll forward of troubled debt restructurings activities for the periods presented. The following proposed table was included in “Note 3-Loans Receivable” on page 19 in the December 2011 Form 10-Q:

February 17, 2012

The summary of activity for troubled debt restructured loans for the three- and six-month periods ending December 31, 2011 is as follows:

	Three Months Ended December 31, 2011	Six Months Ended December 31, 2011
Troubled Debt Restructurings:
Beginning balance	$15,964,012	$15,883,869
Additions	923,648	1,263,159
Charge-offs	(929,488)	(929,488)
Payoffs or paydowns	(292,142)	(551,510)

Ending balance	$15,666,030	$15,666,030

Form 8-K filed January 26, 2012

11.	Noting your reference to an enhanced loan accounting system, please revise future filings to provide an expanded discussion of this accounting system and how its implementation resulted in the significant change in charge-offs.

Response:

In applicable future annual and quarterly reports on Forms 10-K and 10-Q, we propose to include an expanded discussion regarding the Company’s enhanced loan accounting system and its impact on charge-offs reported for the periods presented. In response to the Staff’s comment, the following disclosures were included in “Note 1 – Summary of Significant Accounting Policies and Related Matters” on page 7 and in “Item 2.” Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 45 in the December 2011 Form 10-Q:

Footnote 1

Historically, the Company recognized specific impairment on individual loans through the utilization of a specific valuation allowance, but did not charge off the impaired loan amount until the loan was disposed and removed from the loan accounting system. During the quarter ended December 31, 2011, the Company implemented an enhanced loan accounting system, which provides for the systematic recording of charged-off loans for financial recognition without losing the ability to track the legal contractual amounts. As such, during the quarter ended December 31, 2011, the Company charged off those principal loan amounts which had previously been specifically impaired through a specific valuation allowance and continued to be carried in loans outstanding. In addition to reducing loan balances, including nonperforming loans, this new enhanced loan accounting system had the impact of elevating reported charge-offs for the period and reducing the allowance for loan losses associated with specific reserves. Since these charge-offs associated with the implementation of this loan accounting system were previously specifically reserved and included in the Company’s historical loss factors, the allowance for loan losses did not need to be replenished after recording these charge-offs.

February 17, 2012

Item 2 Management’s Discussion and Analysis

As previously discussed, the Company implemented an enhanced loan accounting system, which provides for the systematic recording of charged-off loans for financial recognition without losing its ability to track the legal contractual amounts. As such, during the current period, the Company charged off those loan amounts which had previously been specifically impaired, totaling approximately $11.9 million. In addition to reducing loan balances, including nonperforming loans, this new enhanced loan accounting system had the impact of elevating reported charge-offs for the period and reducing the allowance for loan losses associated with specific reserves. The Company also charged off approximately $2.4 million related to loans whose impairment was recognized during the quarter ended December 31, 2011. The remaining $2.0 million decline in nonperforming loans is the result of net dispositions and transfers to other real estate. The activity associated with nonperforming assets and the allowance for loan losses is detailed in the table below.

(in thousands)	Nonperforming Loans	Other Real Estate Owned	Total Nonperforming Assets	Specific Valuation Allowance	General Valuation Allowance	Total Valuation Allowance
Balance September 30, 2011	$47,733	$7,925	$55,658	$13,560	$15,993	$29,553
New nonperforming loans	3,117		3,117	—	—	—
Transfer to other real estate owned	(4,488)	4,488	—	—	—	—
Loan charge-offs:	—	—	—	—	—	—
Existing specific allocations	(11,867)	—	(11,867)	(11,867)		(11,867)
Additional impairments during quarter	(2,368)	—	(2,368)		(2,368)	(2,368)
Loan recoveries	231	—	231	231		231
Write-downs of OREO balances		(805)	(805)			—
Dispositions	(2,045)	(1,613)	(3,658)			—
Provision for loan losses	—	—	—	561	1,405	1,966

Balance December 31, 2011	$30,313	$9,995	$40,308	$2,485	$15,030	$17,515

Closing

In responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (440) 914-3880, or our outside counsel, M. Patricia Oliver, Esq. at Vorys, Sater, Seymour and Pease LLP at (216) 479-6137.

Very truly yours,

/s/ James H. Nicholson
Chief Financial Officer
PVF Capital Corp.
30000 Aurora Road, Solon, Ohio 44139